UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU ANNOUNCES 2017 FINAL DIVIDEND PROPOSAL

(Santiago, Chile, March 7, 2018) – The Board of Directors in its meeting held today, approved to propose to the next Ordinary Shareholders’ Meeting the distribution, with charge to year 2017’s Net Income attributable to equity holders of the parent company, of a final dividend, which amounts to CLP 108.88833 per share (CLP 217.77666 per ADR), totaling CLP 40,234,550,662. The dividend is proposed to be paid as of April 26th 2018, subject to the Shareholders’ Meeting approval, to all shareholders of record at midnight on April 20th 2018.

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco producer. It also participates in the HOD, functional drinks and rum industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company. For further information, visit www.ccu.cl.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 7, 2018